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SEP - 3 2004
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SEC FILE NUMBER
8-52042

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OPTIVER DERIVATIVES TRADING USA, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

440 S. LASALLE STREET
(No. and Street)

CHICAGO	IL	60605
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

CHRISTIAN TIRIOLO — 212-490-3113
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MULCAHY, PAURITSCH, SALVADOR & CO., LTD.
(Name — *if individual, state last, first, middle name*)

9661 W. 143RD ST.	ORLAND PARK	IL	60462
(Address)	(City)	(State)	(Zip Code)

PROCESSED
SEP 10 2004
THOMSON FINANCIAL

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, JAN JORIS HOEFNAGEL, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of OPTIVER DERIVATIVES TRADING USA, LLC, as of DECEMBER 31, ~~19~~ 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

____
Signature

PRESIDENT
Title

____
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 ~~and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.~~
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OPTIVER DERIVATIVES TRADING USA, LLC

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2003

OPTIVER DERIVATIVES TRADING USA, LLC

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2003

CONTENTS

MPS MULCAHY, PAURITSCH, SALVADOR & CO., LTD.

Certified Public Accountants/
Business and Personal Consultants

To the Member of
Optiver Derivatives Trading USA, LLC
Chicago, Illinois

INDEPENDENT AUDITORS' REPORT

We have audited the accompanying statement of financial condition of Optiver Derivatives Trading USA, LLC as of December 31, 2003 and the related statements of operations and member's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

Except as explained in the following paragraph, we conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Because we were not engaged as auditors until after December 31, 2003, in accordance with the terms of our engagement, we have not applied audit procedures necessary to satisfy ourselves about the classifications and amounts comprising the statement of financial condition at December 31, 2002. The classifications and amounts on the December 31, 2002 statement of financial condition materially affect the determination of the results of operations and cash flows for the year ended December 31, 2003.

Because of the matter discussed in the preceding paragraph, the scope of our work was not sufficient to enable us to express, and we do not express, an opinion on the results of operations and cash flows for the year ended December 31, 2003 or on the consistency of application of accounting principles with the preceding year.

In our opinion, the accompanying statement of financial condition referred to in the first paragraph presents fairly, in all material respects, the financial position of Optiver Derivatives Trading USA, LLC as of December 31, 2003, in conformity with U.S. generally accepted accounting principles.

August 4, 2004
Orland Park, Illinois

9661 W. 143rd St. • Orland Park, IL. 60462 • 708/349-6999 • Fax 708/349-6639
401 S. LaSalle St. • Suite 606 • Chicago, IL 60605 • 312/786-5979 • Fax 708/349-6639
835 McClintock Drive • Suite 100 • Burr Ridge, IL 60527 • 630/887-7838 • Fax 630/887-7895

Our audit was conducted for the purpose of expressing an opinion on the financial statements taken as a whole. The supplementary information on page 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Mulcahy, Pauritsch, Salvador & Co., Ltd.

August 4, 2004
Orland Park, Illinois

OPTIVER DERIVATIVES TRADING USA, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2003

ASSETS

Cash	$ 270,365
Receivables from brokers, dealers and clearing organization	15,491,758
Due from affiliates	642,886
Prepaid expenses and other	115,084
Securities owned, at market	71,699,540
Total assets	$ 88,219,633

LIABILITIES AND MEMBER'S EQUITY

Accounts payable and accrued liabilities	$ 407,740
Payable to brokers, dealers and clearing organization	11,234,090
Securities sold, not yet purchased, at market	71,075,841
Total liabilities	82,717,671
Member's equity	5,501,962
Total liabilities and member's equity	$ 88,219,633

See notes to financial statements.

OPTIVER DERIVATIVES TRADING USA, LLC

STATEMENT OF OPERATIONS AND MEMBER'S EQUITY

YEAR ENDED DECEMBER 31, 2003

Revenues:		
Trading loss	$ (1,529,294)	
Interest and dividends	496,633	
Total revenues		$ (1,032,661)
Expenses:		
Compensation and related expenses	1,294,790	
Data and communication expenses	643,426	
Clearing fees and usage	479,112	
Occupancy expense	470,993	
Depreciation	465,844	
Loss on abandonment of leasehold improvements	248,593	
Interest expense	123,197	
Insurance	122,823	
Seat lease expense	97,519	
Office expense	95,944	
Professional fees	79,741	
Licenses and fees	66,276	
Travel and entertainment	64,701	
Other expenses	86,174	
Total expenses		4,339,133
Net loss		(5,371,794)
Member's equity beginning of year		10,873,756
Member's equity end of year		$ 5,501,962

See notes to financial statements.

OPTIVER DERIVATIVES TRADING USA, LLC

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2003

Cash flows from operating activities:		
Net loss	$ (5,371,794)	
Adjustments to reconcile net loss to net cash provided by operating activities:		
Depreciation	465,844	
Loss on abandonment of leasehold improvements	248,593	
Decrease in :		
Receivables	238,510,191	
Securities owned, at market	217,505,372	
Prepaid expenses and other	89,277	
Decrease in:		
Accounts payable and accrued liabilities	(1,992,197)	
Payable to brokers, dealers and clearing organization	(63,806,392)	
Securities sold, not yet purchased, at market	(384,752,049)	
Net cash provided by operating activities		$ 896,845
Cash flows from investing activities:		
Purchase of equipment		(47,753)
Cash flows from financing activities:		
Advances to affiliates		(717,964)
Net increase in cash		131,128
Cash at beginning of year		139,237
Cash at end of year		$ 270,365

See notes to financial statements.

OPTIVER DERIVATIVES TRADING USA, LLC
NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2003

NOTE 1. SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

The Company is to engage in market making activity in the trading of stock and options thereon, on organized exchanges in the United States. The Company has been registered as a broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the Chicago Board Options Exchange (CBOE). The Company does not trade on behalf of customers, effects transactions only with other broker dealers, and clears and carries its trading accounts with a registered clearing member of the Options Clearing Corporation (OCC).

The Company decided in the middle of 2003 to wind down its business activities and through the remainder of the year, has been mainly engaged in liquidating its positions. All positions were liquidated in early 2004 and the Company withdrew its broker dealer registration in April, 2004. The Company intends to terminate its existence as quickly as possible.

Estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from those estimates.

Revenue Recognition

Securities transactions and related commissions and expenses are recorded on a trade date basis. Securities owned are reflected at market value with the resulting unrealized gains and losses reflected in income.

Cash Equivalents

For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Depreciation

Furniture and equipment is stated at cost and depreciated using the straight-line method over the estimated useful lives of the assets.

Income Taxes

The Company is treated as a partnership for income tax purposes and does not incur income taxes. Instead, its earnings and losses are included in the consolidated return of its member company and taxed depending on the member company's tax situation. The financial statements do not reflect a provision for income taxes.

NOTE 2. CASH FLOW INFORMATION

During the year ended December 31, 2003, there were no payments for interest or income taxes.

NOTE 3. SECURITIES OWNED AND SOLD, BUT NOT YET PURCHASED

Marketable securities owned and sold, but not yet purchased consist of trading and investment securities at quoted market values, as illustrated below:

	Owned	Sold, but not yet purchased
Equities	$ 50,687,942	$ 35,116,459
Options	21,011,598	35,959,382
Total	$ 71,699,540	$ 71,075,841

NOTE 4. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital. Under this rule, the Company is required to maintain "minimum net capital" equivalent to $100,000 or 6 2/3% of "aggregate indebtedness", whichever is greater, as these terms are defined. At December 31, 2003, the Company had a net capital deficit of $205,239, which was $305,239 less than its required net capital of $100,000.

The Company has received correspondence in 2004 from the CBOE indicating that it may have violated certain Exchange rules. The Company replied to the CBOE arguing its position and that based on circumstances involved, no action should be taken against it.

NOTE 5. OFF BALANCE SHEET CREDIT AND MARKET RISK

The Company enters into transactions involving options and corporate equity securities for trading purposes, or to hedge other positions or transactions. These contracts are marked to market daily and involve elements of market risk in excess of the amounts recognized in the financial statements. Securities sold, not yet purchased, represent obligations of the Company to deliver the specified securities and thereby create a liability to repurchase the securities in the market at prevailing prices. Accordingly, these transactions result in off-balance sheet risk as the Company's ultimate obligation to satisfy the sale of securities sold, not yet purchased, may exceed the amount recognized in the statement of financial condition.

NOTE 6. DUE FROM AFFILIATES

Due from affiliates consists of non-interest bearing advances made to entities affiliated with the Company through common ownership. The advances are uncollateralized and due on demand.

NOTE 7. RETIREMENT PLAN

The Company has a qualified defined contribution (401k) plan for eligible employees. Matching contributions are made after meeting age and length of service requirements. Company matching contributions to the plan during the year ended December 31, 2003 were $26,208.

NOTE 8. OPERATING LEASE

The Company leases office space in New York under a noncancellable operating lease that expires in 2011. In addition to minimum lease payments, the Company is required to pay real estate taxes and certain operating expenses as contingent rental payments.

Rent expense for the year ended December 31, 2003 was $467,369.

Future minimum lease payments required under this lease is as follows:

2004	$ 434,358
2005	445,939
2006	486,697
2007	496,431
2008	506,359
2009	516,487
2010	526,816
2011	134,115
Total	$ 3,547,202

Future minimum lease payments required under this lease agreement subsequent to the date the Company ceases operations will be assumed by an affiliated entity.

NOTE 9. MEMBERS' LIABILITY, INTERESTS, RIGHTS, PREFERENCES, AND PRIVILEGES

The Company's Operating Agreement specifies the following information relating to its members:

Members' liability limitation
Rights and obligations of members
Members' contributions to the Company and capital accounts
Allocations, income tax, distributions, elections and reports of members
Transferability and redemption of members' interests
Additional members

NOTE 10. CONCENTRATIONS

The Company occasionally maintains bank balances in excess of federally insured limits. The Company manages this risk by maintaining its bank balances in high quality financial institutions and has not experienced any losses on such accounts.

The Company's accounts receivable and clearing deposit is maintained by one clearing organization. The Company has not experienced any losses on such accounts.

SUPPLEMENTARY INFORMATION

OPTIVER DERIVATIVES TRADING USA, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2003

Total member's equity	$ 5,501,962
Member's equity not allowable for net capital	0
Total member's equity qualified for net capital	5,501,962
Deductions:	
Non-allowable assets:	
Due from affiliates	642,886
Other assets	115,084
Net capital before haircuts on securities positions	4,743,992
Haircuts on securities	(4,949,231)
Net capital (deficit)	(205,239)
Net capital requirements	100,000
Excess net capital (deficit)	$ (305,239)
Total aggregate indebtedness	$ 407,740
Ratio of aggregate indebtedness to net capital	(1.987)

Reconciliation with Company's Computation (included in Part II of FOCUS report as of December 31, 2003)

Net capital, as reported in Company's Part II (unaudited) FOCUS report	$ 4,548,434
Haircut on securities not previously considered	(4,949,231)
Audit adjustments	195,558
Net capital per above	$ (205,239)